Marc A. Recht	VIA EDGAR
+ 1 617 937 2316
mrecht@cooley.com

September 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Nudrat Salik
Mr. Daniel Gordon
Ms. Abby Adams
Ms. Irene Paik

Re:	Oncorus, Inc.
Registration Statement on Form S-1
Filed September 11, 2020
File No. 333-248757

Ladies and Gentlemen:

On behalf of our client, Oncorus, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and to the comments discussed during a September 21, 2020 telephone conversation between Courtney Thorne, of this office, and the Staff (the “Conversation”) in regards to the Registration Statement. In response to the comments set forth in the Comment Letter (the “Comments”) and as discussed during the Conversation, the Company has revised the Registration Statement and is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. We are also sending the Staff a copy of this letter, along with a copy of Amendment No. 1, which is marked to show all changes from the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Registration Statement on Form S-1 Filed September 11, 2020

Summary Financial Data, page 10

1.

Your pro forma balance sheet information on page 11 and the pro forma capitalization data on page 70 assume that you have closed on the second tranche of the Series B preferred stock financing and correspondingly received gross proceeds of $35.8 million. We remind you that Rule 11-01(a)(8) of Regulation S-X notes that pro forma information should be provided when consummation of transactions have occurred or are probable. Please confirm that you have closed on the second tranche of the Series B preferred stock financing or alternatively tell us how you determined it was probable that it will close.

Response to Comment 1:

The Company advises the Staff that the second tranche of the Series B preferred stock financing has closed, as described on pages 3, 95, F-26 and F-43 of Amendment No. 1.

Financial Statements

Consolidated Balance Sheet, page F-3

2.

You present pro forma balance sheet data along your historical balance sheets as of December 31, 2019 and June 30, 2020 to reflect the automatic conversion of the redeemable convertible preferred stock into common stock. Please only provide pro forma data as of the latest balance sheet date.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3 and F-12 to remove the pro forma balance sheet data as of December 31, 2019 and the accompanying financial statement footnote disclosure.

As discussed during the Conversation, the Company has revised the disclosure on pages 108 and 122 of the Amendment No. 1 to update the graphics.

*    *    *    *

Please direct any questions or comments concerning Amendment No. 1 or this response letter to either the undersigned at +1 617 937 2316, Brian Leaf at +1 703 456 8053 or Courtney T. Thorne at +1 617 937 2318.

Very truly yours,

/s/ Marc A. Recht

Marc A. Recht

cc:	Theodore (Ted) Ashburn, M.D., Ph.D., Oncorus, Inc.
Brian F. Leaf, Cooley LLP
Courtney T. Thorne, Cooley LLP
Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP
Jeffries Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP